UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
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          33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On December 30, 2025, Cognyte Software Ltd. (the "Company") entered into amended and extended credit facility agreements with Bank Hapoalim B.M. (the "Hapoalim Facility") and Bank Leumi Le-Israel B.M. (the "Leumi Facility").
These extensions precede the scheduled expiration of the previous facilities on January 31, 2026, and extend the Company's credit arrangements through January 31, 2028. Together, the amended Hapoalim and Leumi Facilities provide the Company with an aggregate credit line of $65 million.
As of the date of this Report, there are no outstanding amounts borrowed by the Company under either credit facility. Both the Hapoalim Facility and the Leumi Facility contain customary affirmative and restrictive covenants for credit facilities of this type.
The summary herein of the credit facilities is qualified in its entirety by reference to the agreements, which are filed as exhibits 99.1 and 99.2 to this Report on Form 6-K and are deemed incorporated herein by reference. The information in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8(File Nos. 333-252565, 333-278837 and 333-286330).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Update to terms of the Credit Facility Dated December 30, 2025, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Hapoalim B.M.
99.2	Amendment no. 4 to the Commitment Letter Dated December 7, 2020, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Leumi Le-Israel B.M.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

December 31, 2025	By:	/s/ David Abadi
David Abadi
Chief Financial Officer